SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

For the Year Ended December 31, 2001

UNITIL RESOURCES, INC.

6 Liberty Lane West, Hampton, New Hampshire 03842-1720

Date of Incorporation:	May 26, 1993
State of Incorporation:	New Hampshire

Name, Title and address of officer to whom correspondence concerning this report should be addressed:

Mark H. Collin, Treasurer

6 Liberty Lane West

Hampton, New Hampshire 03842-1720

Name of Principal Holding Company:

UNITIL Corporation

(1)  This report is being filed pursuant to the requirements of H.C.A.R. Number 35-25816, which specifies that UNITIL Resources, Inc. must file an annual report using, where applicable, Form U-13-60 reporting format.

                              LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

Description of Schedules and Accounts	Schedule or Account Number
COMPARATIVE BALANCE SHEET	Schedule I
COMPANY PROPERTY	Schedule II
ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF COMPANY PROPERTY	Schedule III
INVESTMENTS	Schedule IV
ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES	Schedule V
FUEL STOCK EXPENSES UNDISTRIBUTED	Schedule VI
STORES EXPENSE UNDISTRIBUTED	Schedule VII
UNBILLED AND ACCRUED REVENUES	Schedule VIII
MISCELLANEOUS DEFERRED DEBITS	Schedule IX
RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES	Schedule X
PROPRIETARY CAPITAL	Schedule XI
LONG-TERM DEBT	Schedule XII
CURRENT AND ACCRUED LIABILITIES	Schedule XIII
NOTES TO FINANCIAL STATEMENTS	Schedule XIV
COMPARATIVE INCOME STATEMENT	Schedule XV
ANALYSIS OF BILLING - ASSOCIATE COMPANIES	Account 451
ANALYSIS OF BILLING - NONASSOCIATE COMPANIES	Account 451
ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES	Schedule XVI
SCHEDULE OF EXPENSE BY DEPARTMENT OR FUNCTION	Schedule XVII
DEPARTMENTAL ANALYSIS OF SALARIES	Account 920
OUTSIDE SERVICES EMPLOYED	Account 923
EMPLOYEE PENSIONS AND BENEFITS	Account 926
GENERAL ADVERTISING EXPENSES	Account 930.1
MISCELLANEOUS GENERAL EXPENSES	Account 930.2
RENTS	Account 931
TAXES OTHER THAN INCOME TAXES	Account 408
DONATIONS	Account 426.1
OTHER DEDUCTIONS	Account 426.5
NOTES TO STATEMENT OF INCOME	Schedule XVIII

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
Description of Reports or Statements

ORGANIZATION CHART

METHODS OF ALLOCATION

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT	ASSETS AND OTHER DEBITS	AS OF DECEMBER 31
		CURRENT	PRIOR
	COMPANY PROPERTY
101	Company property (Schedule II)	871,475	1,083,809
107	Construction work in progress (Schedule II)	895	2,666,185
	Total Property	872,370	3,749,994

108	Less accumulated provision for depreciation and
	Amortization of company property (Schedule III)	434,061	329,514
	Net Company Property	438,309	3,420,480

	INVESTMENTS
123	Investments in associate companies (Schedule IV)	0	0
124	Other investments (Schedule IV)	0	0
	Total investments	0	0

	CURRENT AND ACCRUED ASSETS
131	Cash	324,231	75,903
134	Special deposits	0	0
135	Working funds	0	0
136	Temporary cash investments (Schedule IV)	0	0
141	Notes receivable	0	0
143	Accounts receivable	227,390	88,405
144	Accumulated provision for uncollectable
	accounts	0	0
146	Accounts receivable from associate companies (Schedule V)	87,990	3,295
152	Fuel stock expense undistributed (Schedule VI)	0	0
154	Materials and supplies	0	0
163	Stores expense undistributed (Schedule VII)	0	0
165	Prepayments	55,897	9,637
173	Unbilled and Accrued Revenues (Schedule VIII)	0	0
	Total Current and Accrued Assets	695,508	177,240

	DEFERRED DEBITS
181	Unamortized debt expense	0	0
184	Clearing accounts	0	0
186	Miscellaneous deferred debits (Schedule IX)	34,990	171,481
188	Research, development, or demonstration expenditures (Schedule X)	0	0
190	Accumulated deferred income tax	0	0
	Total Deferred Debits	34,990	171,481

	TOTAL ASSETS AND OTHER DEBITS	1,168,807	3,769,201

SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	AS OF DECEMBER 31
		CURRENT	PRIOR
	PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	100	100
207	Premium on common stock (Schedule XI)	9,900	9,900
211	Miscellaneous Paid in Capital	4,290,000	4,290,000
215	Appropriated retained earnings (Schedule XI)	0	0
216	Unappropriated retained earnings (Schedule XI)	(3,421,339)	(2,419,550)
	Total Proprietary Capital	878,661	1,880,450

	LONG-TERM DEBT
223	Advances from associate companies (Schedule XII)	0	0
224	Other long-term debt (Schedule XII)	0	0
225	Unamortized premium on long- term debt	0	0
226	Unamortized discount on long-term debt-debit	0	0
	Total Long-Term Debt	0	0

227	Obligations under capital leases - non-current	0	0

	CURRENT AND ACCRUED LIABILITIES
231	Notes payable	0	0
232	Accounts payable	47,960	330,565
233	Notes payable to associate companies (Schedule XIII)	0	1,380,585
234	Accounts payable to associate companies (Schedule XIII)	80,975	110,394
236	Taxes accrued	334,173	109,556
237	interest accrued	0	0
238	Dividends declared	0	0
241	Tax collections payable	0	0
242	Misc. current and accrued Liabilities (Schedule XIII)	0	19,403
243	Obligations under capital leases - current	0	0
	Total Current and Accrued Liabilities	463,108	1,950,503

	DEFERRED CREDITS
253	Other deferred credits	0	0
255	Accumulated deferred investment tax credits	0	0
	Total Deferred Credits	0	0

282	ACCUMULATED DEFERRED INCOME TAXES	(172,962)	(61,752)

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	1,168,807	3,769,201

SCHEDULE II - COMPANY PROPERTY

DESCRIPTION		BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENTS OR SALES	OTHER CHANGES 1/	BALANCE AT CLOSE OF YEAR
ACCOUNT	COMPANY PROPERTY

301	ORGANIZATION

303	MISCELLANEOUS
INTANGIBLE PLANT

304	LAND AND LAND RIGHTS

305	STRUCTURES AND
IMPROVEMENTS

306	LEASEHOLD
IMPROVEMENTS

307	EQUIPMENT 2/

308	OFFICE FURNITURE	213,648	0	213,648		0
AND EQUIPMENT

309	AUTOMOBILES, OTHER
VEHICLES AND
RELATED GARAGE
EQUIPMENT

310	AIRCRAFT AND
AIRPORT EQUIPMENT

311	OTHER
	COMPANY PROPERTY 3/	870,161	1,314			871,475

	SUB-TOTAL	1,083,809	1,314	213,648	0	871,475

107	CONSTRUCTION WORK
	IN PROGRESS	2,666,185	535,290		3,200,580	895
	TOTAL	3,749,994	536,604	213,648	3,200,580	872,370

1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

Software development project transferred to Unitil Service Corp.

SCHEDULE II - CONTINUED

2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
SUBACCOUNT DESCRIPTION	ADDITIONS	BALANCE AT CLOSE OF YEAR

NONE

TOTAL	0	0

3) DESCRIBE OTHER COMPANY PROPERTY:

Software Licenses	1,314	858,579
Trademark	0	12,896

TOTAL	1,314	871,475

4) DESCRIBE CONSTRUCTION WORK IN PROGRESS: Software Development

SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS CHARGED TO ACCOUNT 403	RETIRE -MENTS	OTHER CHANGES ADD (DEDUCT)1/	BALANCE AT CLOSE OF YEAR

301	ORGANIZATION
303	MISCELLANEOUS INTANGIBLE PLANT
304	LAND AND LAND RIGHTS
305	STRUCTURES AND IMPROVEMENTS
306	LEASEHOLD IMPROVEMENTS
307	EQUIPMENT 2/
308	OFFICE FURNITURE AND EQUIPMENT	77,536	18,260	95,796		0
309	AUTOMOBILES, OTHER
VEHICLES AND
RELATED GARAGE
EQUIPMENT
310	AIRCRAFT AND
AIRPORT EQUIPMENT
311	OTHER
	COMPANY PROPERTY 3/	251,978	182,083			434,061

	TOTAL	329,514	200,343	95,796	0	434,061

1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

SCHEDULE IV - INVESTMENTS
INSTRUCTIONS:

Complete the following schedule concerning investments. Under Account 124 "Other Investments" state each investment separately, with description, including, the name of issuing company, number of shares or principal amount. Under Account 136, "Temporary Cash Investments", list each investment separately.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

123	INVESTMENT IN ASSOCIATE COMPANIES	0	0
124	OTHER INVESTMENTS	0	0
136	TEMPORARY CASH INVESTMENTS	0	0

	TOTAL	0	0

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
INSTRUCTIONS:

Complete the following schedule listing accounts receivable from each associate company. Where the company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each company, number of shares or principal amount associate company by subaccount should be provided.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

146	ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES:
	UNITIL Service Corp.	3,295	87,990

	TOTAL	3,295	87,990

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:    NONE

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
INSTRUCTIONS:

Report the amount of labor and expenses incurred with respect to fuel stock expense during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the company.

ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL

152	FUEL STOCK EXPENSE UNDISTRIBUTED	0	0	0

	TOTAL	0	0	0

SUMMARY:    NOT APPLICABLE

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.
ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL

163	STORES EXPENSE UNDISTRIBUTED	0	0	0

	TOTAL	0	0	0

SCHEDULE VIII - UNBILLED AND ACCRUED REVENUE
INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

173	ACCRUED AND UNBILLED REVENUE	0	0

	TOTAL	0	0

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.
ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

186	MISCELLANEOUS DEFERRED DEBITS
	Financing	106,273	0
	Licensing	65,208	36,425
	Other	0	(1,435)

	TOTAL	171,481	34,990

SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
INSTRUCTIONS:	Provide a description of each material research, development, or demonstration project which incurred costs by the company during the year.
ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

188	RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES	0	0

	TOTAL	0	0

SCHEDULE XI - PROPRIETARY CAPITAL
INSTRUCTIONS:	Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

ACCOUNT	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING CLOSE OF PERIOD
				NO. OF SHARES	TOTAL AMOUNT

201	COMMON STOCK ISSUED	10,000	1.00	100	100

ACCOUNT	DESCRIPTION		BALANCE AT CLOSE OF YEAR

207	PREMIUM ON COMMON STOCK		9,900
211	MISCELLANEOUS PAID IN CAPITAL		4,290,000
215	APPROPRIATED RETAINED EARNINGS

		TOTAL	4,299,900

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR(LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR

216	UNAPPROPRIATED RETAINED EARNINGS	(2,419,550)	(1,001,789)	0	(3,421,339)
	TOTAL	(2,419,550)	(1,001,789)	0	(3,421,339)

SCHEDULE XII - LONG-TERM DEBT
INSTRUCTIONS:

Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

NAME OF CREDITOR	TERMS OF OBLIG CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	1/ DEDUC- TIONS	BALANCE AT CLOSE OF YEAR
ACCOUNT 223 - ADVANCES FROM
ASSOCIATE COMPANIES:					0	0	0	0

ACCOUNT 224 - OTHER LONG-TERM DEBT:					0	0	0	0

					0	0	0	0

1) GIVE AN EXPLANATION OF DEDUCTIONS: NOT APPLICABLE

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
INSTRUCTIONS:

Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

233	NOTES PAYABLE TO ASSOCIATE COMPANIES
	Cashpool	1,380,585	0

TOTAL		1,380,585	0

234	ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES:
	UNITIL Service Corp.	110,394	80,975

TOTAL		110,394	80,975

242	MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES:
	Accrued Expenses	19,403	0

TOTAL		19,403	0

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS
INSTRUCTIONS:

The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Selected Notes to the Financial Statements:

UNITIL Resources, Inc. (URI), a wholly-owned subsidiary of UNITIL Corporation, a public utility holding company, provides consulting and other services on energy related matters to non-affiliates. These services include power brokering and related operational services. In 1999, URI licensed Internet-based software technology for brokering electricity and natural gas sales between consumers and suppliers. Usource, Inc., a subsidiary of URI formed in April of 2000, offers retail energy consumers the market benefits of energy supply bidding with the efficiency and cost benefits of e-commerce. URI is subject to the jurisdiction of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. Usource, Inc. is an Exempt Telecommunications Company (ECTS) under Section 34 of The Act. URI prepares its financial statements in conformity with generally accepted accounting principles.

Please refer to the 2001 Unitil Corporation Form 10-K for additional disclosures.

SCHEDULE XV -STATEMENT OF INCOME

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR
	INCOME
451	Service revenue	383,754	130,556
451.01	Accrued and unbilled service revenue	0	0
419	Interest Income	27,874	0
421	Miscellaneous income or loss	0	21,063
	Total Income	411,628	151,619

	EXPENSE
920	Salaries and wages	135,768	391,222
921	Office supplies and expenses	301,571	439,118
922	Administrative expense transferred - credit	0	0
923	Outside services employed	1,396,579	1,332,232
924	Property insurance	0	0
925	Injuries and damages	3,038	1,673
926	Employee pensions and benefits	(9,303)	29,965
928	Regulatory commission expense	0	0
930.1	General advertising expense	(30,901)	171,061
930.2	Miscellaneous general expense	1,548	34,164
931	Rents	0	0
932	Maintenance of structures and equipment	0	0
403	Depreciation and amortization expense	229,203	229,781
408	Taxes other than income taxes	13,302	33,363
409	Income taxes	(540,453)	(814,453)
410	Provision for deferred income taxes	(111,210)	(37,020)
411	Provision for deferred income taxes -Credit	0	0
411.5	Investment tax credit	0	0
426.1	Donations	0	0
426.5	Other deductions	348	0
427	Interest on long-term debt	0	0
430	Interest on debt to associate companies	31,891	47,058
431	Other interest expense	0	0
555	Purchase Power Expense	(7,963)	(28,130)
904	Customer Accounting	0	(137)
	Total Expense	1,413,418	1,829,897

	Net Income or (Loss)	(1,001,790)	(1,678,278)

ANALYSIS OF BILLING ASSOCIATE COMPANIES ACCOUNT 451
NAME OF ASSOCIATE COMPANY		DIRECT CHARGES	INDIRECT CHARGES	COMPENSATION FOR USE OF CAPITAL	TOTAL CHARGES	EXCESS OR DEFICIENCY	TOTAL AMOUNT BILLED

None

	TOTAL	0	0	0	0	0	0

ANALYSIS OF BILLING NONASSOCIATE COMPANIES ACCOUNT 451
NAME OF NONASSOCIATE COMPANY		DIRECT CHARGES	INDIRECT CHARGES	COMPENSATION FOR USE OF CAPITAL	TOTAL CHARGES	EXCESS OR DEFICIENCY	TOTAL AMOUNT BILLED

Usource (a)		383,754		383,754		0	383,754

	TOTAL	383,754	0	0	383,754	0	383,754

INSTRUCTION: Provide a brief description of the services rendered to each non-associate company.

(a) Revenue generated from power sales through the Internet exchange.

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES

DESCRIPTION OF ITEMS
	ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGES			TOTAL CHARGES FOR SERVICE
	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL
920 SALARIES AND WAGES		0			0	0	0	0
921 OFFICE SUPPLES AND EXPENSES	Non-applicable	0			0	0	0	0
922 ADMIN EXPENSE TRANS-CREDIT		0			0	0	0	0
923 OUTSIDE SERVICES EMPLOYED		0			0	0	0	0
924 PROPERTY INSURANCE		0			0	0	0	0
925 INJURIES AND DAMAGES		0			0	0	0	0
926 EMPLOYEE PENSIONS AND BENEFITS		0			0	0	0	0
928 REGULATORY COMMISSION EXPENSE		0			0	0	0	0
930.1 GENERAL ADVERTISING EXPENSE		0			0	0	0	0
930.2 MISC. GENERAL EXPENSE		0			0	0	0	0
931 RENTS		0			0	0	0	0
932 MAINT. OF STRUCT. & EQUIP.		0			0	0	0	0
403 DEPR. AND AMORT. EXPENSE		0			0	0	0	0
408 TAXES OTHER THAN INCOME		0			0	0	0	0
409 INCOME TAXES		0			0	0	0	0
410 PROV FOR DEF INC TAXES		0			0	0	0	0
411 PROV FOR DEF INC TAX CREDIT		0			0	0	0	0
411.5 INVESTMENT TAX CREDIT		0			0	0	0	0
419 INTEREST INCOME		0			0	0	0	0
426.1 DONATIONS		0			0	0	0	0
426.5 OTHER DEDUCTIONS		0			0	0	0	0
427 INTEREST ON LONG-TERM DEBT		0			0	0	0	0
431 OTHER INTEREST EXPENSE		0			0	0	0	0

SUBTOTAL EXPENSES		0	0	0	0	0	0	0
COMPENSATION FOR USE OF EQUITY CAPITAL		0			0			0
430 INTEREST ON DEBT TO ASSOCIATE COMPANIES		0			0	0	0	0
TOTAL EXPENSES		0	0	0	0	0	0	0
421 MISCELLANEOUS INCOME		0			0	0	0	0
TOTAL COST OF SERVICE		0	0	0	0	0	0	0

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR FUNCTION
			DEPARTMENT OR FUNCTION
DESCRIPTION OF ITEMS	TOTAL AMOUNT	OVERHEAD	NONE
920 SALARIES AND WAGES	0
921 OFFICE SUPPLES AND EXPENSES	0		Non-applicable
922 ADMIN. EXPENSE TRANS-CREDIT	0
923 OUTSIDE SERVICES EMPLOYED	0
924 PROPERTY INSURANCE	0
925 INJURIES AND DAMAGES	0
926 EMPLOYEE PENSIONS AND BENEFITS	0
928 REGULATORY COMMISSION EXPENSE	0
930.1 GENERAL ADVERTISING EXPENSE	0
930.2 MISC. GENERAL EXPENSE	0
931 RENTS	0
932 MAINT. OF STUCT. & EQUIP.	0
403 DEPR. AND AMORT. EXPENSE	0
408 TAXES OTHER THAN INCOME	0
409 INCOME TAXES	0
410 PROV. FOR DEF. INC. TAXES	0
411 PROV. FOR DEF. INC. TAX CREDIT	0
411.5 INVESTMENT TAX CREDIT	0
426.1 DONATIONS	0
426.5 OTHER DEDUCTIONS	0
427 INTEREST ON LONG-TERM DEBT	0
430 INTEREST ON DEBT TO ASSOCIATE COMPANIES	0
431 OTHER INTEREST EXPENSE	0

TOTAL EXPENSES -	0	0	0	0	0	0

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
NAME OF DEPARTMENT	DEPARTMENTAL SALARY EXPENSE				NUMBER PERSONNEL
		INCLUDED IN AMOUNTS BILLED TO
	TOTAL AMOUNT	PARENT COMPANY	OTHER ASSOCIATES	NON ASSOCIATES	END OF YEAR

Non-applicable

TOTAL	0	0	0	0	0

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923
INSTRUCTIONS:

Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	ADDRESS	RELATIONSHIP "A" = ASSOCIATE "NA"=NON ASSOCIATE	AMOUNT

Outside Services
UNITIL Service Corp.		A	1,144,301
Outside Services - Legal
Various		NA	176,933
Outside Services - Other
Various		NA	75,345

		TOTAL	1,396,579

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
INSTRUCTIONS:	Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000

DESCRIPTION	AMOUNT

Health Insurance		7,733
Net Periodic Pension Expense		(7,065)
401K		410
Life Insurance		581
Other		(10,962)

	TOTAL	(9,303)

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS:

Provide a listing of the amounts included in Account930.1 "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Advertising	Amazon Referral Fee	(27)
	Bonci on Design	860
	BusinessEdge Solutions	12,239
	Casey & Company	11,841
	Enermetrix	(67,417)
	Kinko's Inc	3,550
	Lavigne	8,053

	TOTAL	(30,901)

MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2
INSTRUCTIONS:	Provide a listing of the amount included in Account 930.2 "Miscellaneous General Expense", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b) (2) shall be separately classified.

DESCRIPTION		AMOUNT

Business Development		0
Communications		0
Other		1,548

	TOTAL	1,548

RENTS - ACCOUNT 931

INSTRUCTIONS:	Provide a listing of the amount included in Account 931, "Rents" classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts

TYPE OF PROPERTY		AMOUNT

Not Applicable

	TOTAL	0

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS:

Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U. S. Government and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts there of Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT

Other than U.S. Government Tax:
State Unemployment Tax	2,309
U.S. Government Tax:
Federal Insurance Contribution Act	10,713
Federal Unemployment Tax	280

TOTAL	13,302

DONATIONS - ACCOUNT 426.1

INSTRUCTIONS:

Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

		0

	TOTAL	0

OTHER DEDUCTIONS - ACCOUNT 426.5
INSTRUCTIONS:	Provide a listing of the amount included in Account 426.5,"Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Commission of Revenue		50
NYS Dept of Taxation & Finance		298

	TOTAL	348

SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:

The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Schedule XIV - Notes to Financial Statements

ORGANIZATION CHART

Organization Chart as of December 31, 2001

President	Robert G. Schoenberger
Vice President	Todd R. Black
Vice President & Treasurer	Mark H. Collin
Controller	Laurence M. Brock
Asst. Treasurer	Charles J. Kershaw, Jr.
Secretary	Sandra L. Whitney

METHODS OF ALLOCATION -   Not Applicable

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED -   Not applicable

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized,

UNITIL Resources, Inc

By:    /s/  Mark H. Collin,
Mark H. Collin,
Treasurer

April 29, 2002